EXHIBIT 99.1

                                 [RETALIX LOGO]

CCG Investor Relations                                  Retalix Ltd.
Crocker Coulson, President                              Barry Shaked, CEO
 (310) 231-8600                                         Danny Moshaioff, CFO
crocker.coulson@ccgir.com                               (011) 972-9-776-6677
                                                        (760) 931-6940


FOR IMMEDIATE RELEASE

                   Australia's Woolworths Meets Store Service
                         Strategy with Retalix StoreLine

       Retalix provides Australian retailer local support and development through its new Software Competence Centre in Sydney

Sydney, Australia & Ra'anana, Israel, November 21, 2005 - Retalix(R) Ltd. (Nasdaq: RTLX) announced today that Australia's leading retailer Woolworths Limited (ASX: WOW) has signed a contract for the rollout of the Retalix StoreLine(TM) in-store solution across the group's chains.

Woolworths is Australia's leading retailer with a food, liquor and grocery market share of 28% and annual sales of over USD 20 billion. The agreement covers the Asia Pacific region and allows for the deployment of Retalix StoreLine as a consistent platform throughout all Woolworths stores, commencing with 730 Woolworths Supermarkets and 120 BIG-W general merchandise stores. In total, the first phase of the project involves 850 stores and 14,500 point-of-sale terminals.

With installations in more than 25,000 sites worldwide, Retalix StoreLine is an advanced, Windows(TM)-based in-store solution that offers retailers hardware-independent world-class point-of-sale and front office applications, ease of use, system robustness and the ability to address extensive in-store functionality requirements.

Following an extensive pilot program, the initial deployment of Retalix StoreLine in Woolworths and BIG-W stores has already begun. Full-scale rollout is scheduled for next year. Retalix will also provide enhanced support and development facilities with the establishment of a Software Support & Development Competence Center in Sydney, Australia. In line with Retalix's global reach business strategy, the Center will close the gap for a `follow-the sun' advantage.

Steve Bradley, Woolworths' Chief Logistics and Information Officer, said: "The Retalix StoreLine solution enables the Woolworths group to leverage synergy with competitive and consistent business strategies across all our retail divisions. This platform helps us consolidate our recent acquisitions with our existing divisions and support growth. For our customers this means better service and a better shopping experience. Retalix StoreLine's hardware-independent architecture is a cost-effective combination for the rapid deployment of innovative technologies and innovative marketing programs."

Yoni Stutzen, EVP International Business Division, Retalix Ltd, said: "We are thrilled with this partnership, our first Tier-1 retail group customer in Asia. Woolworths is an exciting, innovative, and fast-moving company, and we are delighted to work closely with Woolworths. Looking ahead, we are confident the relationship will continue to grow and develop, especially as we are establishing our new Software Competence Center in Sydney, Australia."


About Woolworth's Ltd.
Woolworths Limited is an Australian retail company operating supermarkets, general merchandise, liquor, petrol, hotel and consumer electronics stores in Australia and New Zealand. Woolworths Limited operates more than 1,600 stores under the brands Woolworths, Safeway, BIG-W, Dick Smith Electronics, Powerhouse, Tandy, Dan Murphy's, and BWS. Woolworths has annual sales of more than USD 20 billion, with a food, liquor and grocery market share of 28% (2003). The Company employs around 145,000 people and is traded on the Australian Stock Exchange (ASX: WOW).

Woolworths Limited on the web: www.woolworthslimited.com.au


About Retalix Ltd.
Retalix is an independent provider of enterprise-wide software solutions to retailers and distributors. With more than 34,000 installations across 50 countries, Retalix solutions serve the needs of multi-national grocery chains, convenience and fuel retailers, food service operators, food and consumer goods distributors and independent grocers. The Company offers a full portfolio of software applications that automate and synchronize essential retailing, distribution and supply chain management operations, encompassing stores, headquarters and warehouses. Retalix develops and supports its software through more than 1,300 employees in its various subsidiaries and offices worldwide. The company's International headquarters are located in Ra'anana, Israel, and its American headquarters are located in Plano, Texas.

Retalix on the web: www.retalix.com

Retalix and Retalix StoreLine are either registered trademarks or trademarks of Retalix Ltd. in the United States and/or other countries. The names of actual companies and products mentioned herein may be the trademarks of their respective owners.


Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and U.S. federal securities law. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Retalix, including revenues, income and expenses, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include risks relating to Retalix's anticipated future financial performance and growth, continued roll-outs with existing customers, the potential benefits to food and fuel retailers and distributors, expansion into new geographic markets, and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including Retalix's Annual Report on Form 20-F for the year ended December 31, 2004, for a discussion of these and other important risk factors. Retalix undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.

                                      # # #